Ecopetrol informs that it signed an Inter-administrative share purchase agreement with the Colombian Ministry of Finance and Public Credit through which it acquires a 51.4% stake in ISA

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC, the “Company”) informs that on August 11, 2021, it signed the Inter-administrative Share Purchase Agreement (“the Inter-Administrative Agreement”) with the Colombian Ministry of Finance and Public Credit (“MHCP”), through which the Company acquires 569,472,561 shares of Interconexión Eléctrica S.A. ESP (“ISA”), equivalent to 51.4% of its outstanding shares, which represents 100% of the stake that MHCP has in ISA.

The price agreed is COP$25,000 per share.

From this day onwards, the necessary procedures will be carried out towards the closing of the transaction.

In order to give further details about the transaction, Ecopetrol will hold two conference calls, one in Spanish and the other one in English, on August 12, 2021. Please find below the timing, dial-in and links to access to the conferences:

English Conference Call	Spanish Conference Call
1:00 p.m. Colombia time	2:30 p.m. Colombia time
2:00 p.m. New York time	3:30 p.m. NY time

To access to the webcast, you must provide your contact information (name and company). The following connection links will be available:

English:

https://ecopetrol2.webex.com/ecopetrol2/j.php?MTID=mc119b1e678c2ba581cbb783002a05ab2

Spanish:

https://ecopetrol2.webex.com/ecopetrol2/j.php?MTID=m617e07ad463f1866e3212d5f89d58131

To participate in the Q&A session, please enter here (in the upper right corner of the form you can select the language of your preference):

https://forms.office.com/r/87Q0dc9wmc

Please verify in advance the proper operation of the webcast in your browser. We recommend the usage of the latest versions of Internet Explorer, Google Chrome y Mozilla Firefox.

The press release and the call recording will be available on Ecopetrol’s website: www.ecopetrol.com.co.

Bogotá D.C., August 11, 2021

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Ecopetrol is the largest company in Colombia and one of the main integrated oil and gas conglomerates in Latin America, with more than 13,000 employees. It accounts for more than 60% of the hydrocarbon production in Colombia, and it owns the largest refineries and most of the country's oil-pipelines and multi-purpose pipelines network. It also participates in the commercialization of energy and in the distribution of gas. At the international level, Ecopetrol focuses on strategic basins on the American continent, with E&P operations in the United States (the Permian basin and the Gulf of Mexico), Brazil and Mexico. This press release contains statements relating to business prospects, estimates of operating and financial results, and Ecopetrol’s growth prospects. All are projections, and therefore are based solely on management’s expectations of the company’s future and its continuous access to capital to finance its sales plan. Achieving these estimates in the future depends on its performance under given market conditions, regulations, competition, the performance of the Colombian economy and industry, and other factors; therefore, they are subject to change without prior notice.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of Ecopetrol’s prospects for growth and its ongoing access to capital to fund Ecopetrol’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, Ecopetrol’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further details, please contact:

Head of Capital Markets

Tatiana Uribe Benninghoff

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Engagement (Colombia) (A)

Alexandra Santamaria Molano

Phone: + 571-234-4329

Email: alexandra.santamaria@ecopetrol.com.co